Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 29, 2014

Relating to Preliminary Prospectus dated April 29, 2014

Registration No. 333-194979

PRICING TERM SHEET

5.500% SERIES C PARTICIPATING PREFERRED SHARES

This free writing prospectus relates to and should be read together with the preliminary prospectus dated April 29, 2014, or the Preliminary Prospectus, included in Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-194979) of American Homes 4 Rent, as filed with the Securities and Exchange Commission on April 29, 2014, or the Registration Statement. The Registration Statement and the Preliminary Prospectus included therein can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1562401/000104746914004302/a2219580zs-11a.htm.

This free writing prospectus supplements, and in certain cases supersedes certain provisions of, the Preliminary Prospectus. Defined terms used in this free writing prospectus but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

Issuer	American Homes 4 Rent, a Maryland real estate investment trust

Securities Offered

7,400,000 5.500% Series C participating preferred shares of beneficial interest, $0.01 par value per share, or Series C Participating Preferred Shares (plus up to an additional 1,110,000 Series C Participating Preferred Shares if the underwriters exercise their option to purchase additional shares in full).

Public Offering Price	$25.00 per Series C Participating Preferred Share

Pricing Date	April 29, 2014

Expected Settlement Date	May 2, 2014 (T+3)

Estimated Proceeds

We estimate that the net proceeds to us from the sale of our Series C Participating Preferred Shares in this offering will be approximately $175.4 million (or approximately $201.7 million if the underwriters exercise their option to purchase up to 1,110,000 additional Series C Participating Preferred Shares in full), after deducting the underwriting discount and other estimated offering expenses.  We also will receive $5 million from the sale of 200,000 Series C Participating Preferred Shares in the concurrent private placement.

Dividends

When, as and if authorized by our board of trustees, holders of the Series C Participating Preferred Shares will be entitled to receive cumulative cash dividends from and including the issue date, payable quarterly in arrears on the last day of March, June, September and December of each year, beginning on June 30, 2014, at the rate of 5.500% per annum on the initial liquidation preference per share (equivalent to the fixed annual rate of $1.375 per share). The first dividend is scheduled to be paid on  June 30, 2014 to holders of record as of June 15, 2014 and will be a pro rata dividend from and including the original issue date to but excluding May 2, 2014. If any dividend payment date falls on any day other than a business day as defined in the Articles Supplementary for our Series C Participating Preferred Shares, the dividend due on such dividend payment date shall be paid on the first business day immediately following such dividend payment date, and no dividends will accrue as a result of such delay. Dividends will accrue and be cumulative from, and including, the prior dividend payment date (or, if no prior dividend payment date, the original issue date of the Series C Participating Preferred Shares) to, but excluding, the next dividend payment date, to holders of record as of 5:00 p.m., New York time, on the related record date. The record dates for the Series C Participating Preferred Shares are the March 15, June 15, September 15 or December 15 immediately preceding the relevant dividend payment date. If any record date falls on any day other than a business day as defined in the Articles Supplementary for our Series C Participating Preferred Shares, the record date shall be the immediately preceding business day. Prior to March 31, 2021, no dividends will accrue or be paid on any HPA Amount.

Conversion upon a Change of Control

Upon the occurrence of a Change of Control, each holder of Series C Participating Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem the Series C Participating Preferred Shares) to convert some or all of the Series C Participating Preferred Shares held by such holder, or the Change of Control Conversion Right, on the Change of Control Conversion Date into a number of our Class A common shares per share of Series C Participating Preferred Shares to be converted equal to the lesser of:

•      the quotient obtained by dividing (i) the sum of (x) the initial liquidation preference, plus (y) the HPA Amount for the relevant period (if the HPA Amount for such period is a positive number), plus (z) any accrued and unpaid dividends (whether or not declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series C Participating Preferred Shares dividend payment for which dividends have been declared and prior to the corresponding Series C Participating Preferred Shares dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) and such declared dividend will instead be paid, on such dividend payment date, to the holder of record of the Series C Participating Preferred Shares to be converted as of 5:00 p.m. New York City time, on such record date) by (ii) the Class A Share Price; and

•      3.12305 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the Preliminary Prospectus.

Joint Bookrunning Managers	Morgan Stanley & Co. LLC, Raymond James & Associates, Inc. and Jefferies LLC

Underwriting	Name	Number of Shares
	Morgan Stanley & Co. LLC	2,782,400
	Raymond James & Associates, Inc.	2,782,400
	Jefferies LLC	1,465,200
	Keefe, Bruyette & Woods, Inc.	185,000
	Robert W. Baird & Co. Incorporated	185,000
	Total	7,400,000

CUSIP / ISIN	02665T 603 / US02665T6038

Underwriting Discounts	We will pay an underwriting discount of $1.250 per share for retail orders and an underwriting discount of $1.225 per share for institutional orders.

Securities Dealers Discount

Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.75 per share from the public offering price for retail orders, and up to $0.70 per share from the public offering price for institutional orders.

The issuer’s Central Index Key, or CIK, on the SEC web site is: 0001562401

The issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, via telephone: (866) 718-1649 or via email: prospectus@morganstanley.com; from Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, or by calling toll-free at 1-800-248-8863, or by emailing prospectus@raymondjames.com; or from Jefferies LLC, Attention: Debt Syndicate Prospectus Department, 520 Madison Avenue, 2nd floor, New York, NY 10022, or by calling toll-free at 1-877-547-6340 or by emailing Prospectus_Department@Jefferies.com.

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